PROKIDNEY CORP.

2000 Frontis Plaza Blvd., Ste. 250

Winston-Salem, NC 27103

September 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	ProKidney Corp.
Registration Statement on Form S-1
File No. 333-266683
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, ProKidney Corp. hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Thursday, September 8, 2022, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Megan Gates, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA, telephone (617) 348-4443.

Thank you very much.

Very truly yours,

PROKIDNEY CORP.

/s/ Timothy Bertram
By: Timothy Bertram
Title: Chief Executive Officer

cc:	Securities and Exchange Commission
Daniel Crawford
Celeste Murphy

ProKidney Corp.
Timothy Bertram, Chief Executive Officer
James Coulston, Chief Financial Officer
Todd C. Girolamo, Chief Legal Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan Gates, Esq.